Exhibit 10.3

TAX SHARING AGREEMENT

AGREEMENT (the “Agreement”), dated as of August 20, 2015, by and between Guggenheim Life and Annuity Company, a Delaware corporation (“GLAC” or “Parent”), and Clear Spring Life Insurance Company, a Texas insurance company (“CSLIC”) (each a “Party” to this agreement).

This Agreement applies to federal, state, local, and foreign income taxes, including any interest and penalties assessed for any such taxes, arising for any taxable year (“Tax Year”) during which CSLIC is included in a consolidated tax return that includes GLAC.

WHEREAS, GLAC is the common parent of an “affiliated group” of corporations as that term is defined in section 1504(a) of the Internal Revenue Code of 1986, as amended (the “Code”) of which CSLIC is a member (the “Affiliated Group”) and which is eligible to file a U.S. federal income tax return on a consolidated basis;

WHEREAS, the Affiliated Group intends to file a U.S. federal income tax return on a consolidated basis (the “Consolidated Return”) for its 2015 taxable and future taxable years;

WHEREAS, CSLIC is a signatory and a Party to this Agreement and intends to be bound hereby to the extent it is or becomes eligible to join as a Member in the filing of a Consolidated Return with the Affiliated Group.

WHEREAS, GLAC is required under the Internal Revenue Code and Treasury Regulations as the parent corporation of the Affiliated Group to pay U.S. federal income taxes shown as due on the Consolidated Return; and

WHEREAS, the Parties desire to agree on an equitable basis for determining the amount to be paid by CSLIC to Parent on account of CSLIC’s inclusion in the Affiliated Group’s Consolidated Return;

NOW THEREFORE, in consideration of the premises and their mutual covenants herein, the Parties agree as follows:

Section A. Consolidated Group

1.	Agency Relationship.

GLAC as the common parent of the Affiliated Group shall act as the sole agent of the Affiliated Group, for each member of the Affiliated Group and any successor of the Affiliated Group with respect to all matters relating to the tax liability of the Affiliated Group under the rules set forth in the Department of Treasury Regulations Section 1.1552-1(a)(2)(i) and Section 1.1502-33(d)(3) and elects to adopt the “percentage method” of tax allocation.

2.	Separate Tax Liability.

For any Tax Year in which CSLIC is included in a consolidated federal income tax return with GLAC, GLAC’s federal income tax liability shall be allocated between CSLIC and the other members of the GLAC Consolidated Group as follows:

Periodic computations shall be made of the federal income tax liability of CSLIC, on a hypothetical separate return basis (“Separate Tax Liability”), for each Tax Year, or for any part of a Tax Year during which CSLIC is included in a consolidated federal income tax return with GLAC. Computations shall be made at least once per quarter to support the required payments of quarterly estimated taxes and shall also be made at the time of the original and extended due dates for the filing of the federal income tax return for each Tax Year.

a.

A Member’s portion of the tax liability, estimated tax or refund of tax of the group (the “Tax Allocation”) shall be the tax liability, estimated tax or refund of tax of the group, multiplied by a fraction, the numerator of which is the separate return liability, estimated tax or refund of tax of such Member, and the denominator of which is the sum of the separate return tax liabilities, estimated taxes or refund of taxes of all the Members.

b.

A Member’s Tax Allocation is increased by 100% of the excess, if any, of the Member’s separate return tax liability, estimated tax or refund of taxes over the Member’s Tax Allocation determined under paragraph 2(a).

c.

For purposes of this Paragraph 2, CSLIC shall be treated as a corporation which files a separate federal income tax return except as otherwise provided in this agreement. Separate Tax Liability shall be calculated as follows:

i.	Gains and losses on intercompany transactions (as defined in Treasury Regulation Section 1.1502-13(b)(1) shall be disregarded until such time as they are recognized in the Consolidated Return.

ii.	Transactions with respect to stock, bonds, or other obligations of Members shall be reflected when they are recognized in the Consolidated Return.

iii.	Excess losses (as defined in Treasury Regulation Section 1.1502-19) shall be included in income when recognized in the Consolidated Return.

iv.

For purposes of determining the amount of the Member’s depreciation deduction pursuant to Section 167 of the Code, a transfer of property from one Member to another Member during the year shall be disregarded;

v.	A dividend distributed by one Member to another Member during the year shall not be taken into account in computing the deductions for dividends received and paid;

vi.

Basis shall be determined pursuant to Treasury Regulation Sections 1.1502-31 and 1.1502-32; and, earnings and profits shall be determined under Treasury Regulation Sections 1.1502-33 and 1.1502-1(a)(2)(ii);

vii.	Treasury Regulation Section 1.1502-3(f)(2) shall apply;

viii.

Without duplication of any item described in subparagraphs (i) through (vi) above, in the case of any item of income, gain, deduction, loss or credit that is computed or subject to a limitation only on a consolidated basis, including but not limited to, charitable contributions, capital losses, foreign tax credits, research and experimentation credit and gains and losses pursuant to Section 131 of the Code (“Consolidated Items”), each such Consolidated Item shall be taken into account by Member only if, and to the extent that a Consolidated Item is taken into account in the tax year and to the extent it actually affects the amount of the tax liability of the Affiliated Group; and

ix.	In the case of the treatment of an item subject to an election made only on a consolidated basis, the treatment will be governed by the election made by Parent with respect to the Consolidated Return.

x.

Income, gains, deductions, credits, and similar items of CSLIC described in Treasury Regulation section 1.1552-1(a)(2)(ii) shall generally be taken into account in the manner specified in that section.

xi.	In calculating its Separate Tax Liability, CSLIC shall not use as a benefit:

1.	Any special rules applicable only to small corporations

2.	Lower tax rates applicable to part or all of the income of a single corporation, or

3.	Any similar item because CSLIC participates in the filing of a consolidated federal income tax return.

d.	Use of Tax Benefits.

i.

“Tax Benefits” Defined. For purposes of this Agreement, the term “tax benefits” means losses, loss carryforwards, loss carrybacks, and tax credits, including, without limitation, foreign tax credits and investments credits.

ii.

Payment from GLAC to Member for Use of Member’s Tax Benefits. GLAC shall pay a Member for any tax benefits that the Member generates, to the extent that the Affiliated Group uses those benefits to reduce its tax liability. If multiple Members generate tax benefits, and the Affiliated Group uses some or all of those tax benefits to reduce its tax liability, GLAC shall allocate payments for tax benefits among the Members that generated the tax benefits in a manner that reasonably reflects the absorption of the tax benefits, consistent with Treasury Regulation Section 1.1502-33. Payment shall be equal to the reduction in tax generated by its tax benefits. Once a Member of the Affiliated Group is paid for its tax benefits it cannot use such tax benefits in calculating its separate return liability. To the extent that a Member of the Affiliated Group has been paid for a tax benefit, it cannot use such tax benefit in the calculation of its separate return.

iii.

Unused Tax Benefits. If the Member’s tax benefits are not used to reduce the Affiliated Group’s tax liability on the Consolidated Return, the Member shall retain the tax benefits for possible future use in calculating its separate tax liability, estimated tax or refund of tax.

e.	Limitations on Allocation of Tax Among Members.

i.	Separate Return Limitation. In no event shall the amount of tax allocated to any Member under this Agreement be more than the Member would have been liable for had it filed on a separate return basis.

ii.

Deferred Tax Liabilities and Assets. In no event shall any Member make any payments to or receive any payments from Parent that are based on such Member’s Parent’s or the Affiliated Group’s deferred tax benefits or liabilities.

3.	Payments.

Any obligation of a Member of the Affiliated Group as determined under this Agreement owed to another Member of the Affiliated Group shall be paid by the Member owning such amount within thirty (30) days of the payment of any tax due (including estimated taxes or taxes owed in the event of a redetermination of taxes as determined in Paragraph 4 of this Agreement or within thirty (30) days of any tax refund actually received. In the event that payment is not timely made, interest shall accrue on the unpaid amounts at the rates provided in the Code with respect to deficiencies.

4.	Tax Adjustments.

In the event of a redetermination of the taxes owed by the Affiliated Group or any Member of the Affiliated Group is made by the Internal Revenue Service, by the Affiliated Group through the filing of an amended return, by a court or by any other means, the amount of tax owed by each Member of the Affiliated Group under Paragraph 3 shall be recalculated.

Interest on these subsequent adjustments shall be paid at the same rate that is either paid to the Internal Revenue Service in the event of additional tax owed or is paid by the Internal Revenue Service to the Affiliated Group or Member of the Affiliated Group. For purposes of determining the interest rate, netting of payments and refunds shall be made to the extent allowed under the Code.

5.	Books and Records.

The books, accounts and records for the Parent and Member(s) shall be maintained so as to disclose clearly and accurately the nature and details of the operation of this Agreement. A complete copy of the filed Consolidated Return with respect to which the Members have been included shall be made available to the Members upon written request. Notwithstanding the termination of this Agreement, all material, including, but not limited to, returns, supporting schedules, work papers, correspondence and other documents pertinent to said Consolidated Returns and the Members’ rights and obligations hereunder shall, at the request of any Member, be made available for inspection during normal business hours.

6.	Amendment.

This Agreement may be amended from time to time by agreement of the Parties. The Parties hereby consent to the removal of any Member now or hereafter a Party to this Agreement or the joinder of any new Member as a party to this Agreement on the sole signature of the representative authorized officer(s) of such Member and the Parent; and further, the Parties expressly authorize the Parent, upon notice to the other Parties, to amend this Agreement on the sole signature of any other Party, provided that the primary purpose of such amendment, as determined by the Parent, is either to cure an ambiguity; to effect a non-material change; or is deemed necessary or appropriate in order to comply with a requirement of federal income tax law or any other federal or state law or regulation to which a Party to this Agreement are subject to notice, approval, or non-disapproval filings with an insurance company Member’s domestic state regulator, the Parent shall ensure that such filings are submitted on a timely basis by or on behalf of the insurance company Member.

7.	Termination.

At such time as any Party shall cease to be a Member of the Affiliated Group, agrees in writing to terminate its membership in the Affiliated Group, or the Affiliated Group shall cease to exist, there shall be a determination of payments due to and from each such Member and Parent computed as if the taxable year of the Affiliated Group ended as of that date, and the affected Parties shall make payments in accordance with such determination. The foregoing determination shall not be amended on account of the subsequent determinations of the separate tax return liabilities of any Members for any year. Notwithstanding the occurrence of a termination event, the provisions of this Agreement shall be deemed to remain in effect with respect to any period of time during a tax year for which the income of a terminating Party is required by Applicable Law to be included in a Consolidated Return.

Notwithstanding the foregoing, GLAC shall have no automatic right to terminate the Agreement if CSLIC is placed in receivership under Texas Insurance Code Chapter 443, and GLAC will continue to maintain any systems, programs, or other infrastructure under the Agreement notwithstanding a seizure by the commissioner under Texas Insurance Code Chapter 443, and will make them available to the receiver, for so long as GLAC continues to receive timely payment, if any, for services rendered. Further, if CSLIC is placed in receivership or seized by the commissioner under Texas Insurance Code Chapter 443, all of the rights of CSLIC under the Agreement extend, to the extent permitted by applicable law, to the receiver or commissioner, and all books and records will immediately be made available to the receiver or the commissioner, and must be turned over to the receiver or commissioner immediately upon the receiver or the commissioner’s request.

8.	Assignment.

Expect as provided herein, the Parent may not assign this Agreement or any right hereunder, or part hereof without the prior written consent of each other Party, which shall not be unreasonably withheld, and no such other Party may assign this Agreement or any right hereunder, or part hereof without the prior written consent of the Parent, which shall not be unreasonably withheld. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, permitted assigns, and legal representative.

9.	Management of Tax Disputes and Tax Computations.

For any Tax Year or portion of a Tax Year in which an affiliated group files a consolidated federal income tax return which includes GLAC and CSLIC, GLAC shall be responsible for filing all tax returns and for determining the appropriate strategy for handling audits and disputes with taxing authorities. Additionally, GLAC shall be responsible for the final determination of all computations required under this Agreement.

Section B. General Items

1.	Filing Relevant Items.

GLAC and CSLIC agree to file any elections, consents, and other documents and take any other actions which may be necessary or appropriate to carry out the purposes of this Agreement.

2.	Inclusion of CSLIC Subsidiaries.

If CSLIC owns, acquires or creates any subsidiary corporation which is an includible corporation as that term is defined in IRC section 1504, such subsidiary corporation shall be subject to this Agreement. In such a case, CSLIC shall be treated as the common parent of an affiliated group that files a consolidated federal income tax return including all of its subsidiaries which are included in the GLAC Consolidated Group (“CSLIC Group”), and all separate tax calculations shall be made for the entire CSLIC Group rather than for each member of the CSLIC Group separately. CSLIC shall treat each subsidiary corporation as if CSLIC has an identical tax-sharing agreement to this Agreement between itself and the subsidiary corporation, unless CSLIC and such subsidiary have entered into a separate tax-sharing agreement which has been approved in writing by GLAC.

3.	Provision of Items to Defend Tax Positions.

Both GLAC and CSLIC agree to cooperate in supplying information reasonably requested by the other party in order to make any computations required under this Agreement and for the purpose of defending tax examinations, including appeals and litigation.

4.	Maintenance of Books and Records.

GLAC and CSLIC agree to maintain internal accounting books and records for themselves and for each of their subsidiaries in a manner consistent with all bases of accounting as determined by management, including but not limited to statutory accounting principles. Furthermore, GLAC and CSLIC agree to account for any intercompany transactions available to the other party for tax purposes both when such transactions are entered into and when such intercompany transactions become currently taxable.

5.	Governing Law.

This Agreement shall be governed by and interpreted in accordance with the laws of the State of Texas. No courts other than the courts of the State of Texas shall have jurisdiction over disputes between the parties concerning the validity, performance, interpretation, or construction of this Agreement.

6.	Delegation of Authority.

CSLIC delegates to Guggenheim Life and Annuity Company, the authority to administer all payments and recoveries of federal income tax, including AMT, interest and penalties due for the current tax year and all prior and future tax years. GLAC will be responsible for settling all tax liabilities and recoveries with all members of the GLAC Consolidated Group.

[Signature Page to Follow]

GUGGENHEIM LIFE AND ANNUITY COMPANY

Date:	By:	/s/ Daniel J. Towriss
[TITLE]

CLEAR SPRING LIFE INSURANCE COMPANY

Date:	By:	/s/ James D. Purvis
[Title]